082-03430

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

JINCHUAN PURPORTS TO TERMINATE PURCHASE OF TIOMIN KENYA

TORONTO – October 28, 2009 – Tiomin Resources Inc. ('Tiomin' or 'the Company') reports that Jinchuan Group Limited ('Jinchuan') of China, purports to have terminated the Investment Agreement to purchase 70% of Tiomin Kenya Limited ('TKL') and the Kwale project. Tiomin seeks clarification from Jinchuan concerning its notice of intent to terminate the transaction, which was scheduled to close on October 29, 2009.

Bob Jackson, CEO, said "This decision by Jinchuan to attempt to terminate the deal two days before closing should be of considerable interest to any mining company contemplating a transaction with Jinchuan. We have battled bureaucracy and corruption in Kenya for over a decade and our remaining concern was to obtain a Comfort Letter from the Government of Kenya ('GoK'). We finally obtained this yesterday. This effectively completed our list of material requirements to close the transaction. Jinchuan's decision, after 15 months of process, citing a previously unraised concern that "Jinchuan is not satisfied with the Disclosure Schedule" should be of particular interest to other companies and governments. We find this decision astonishing given that the GoK finally delivered on its material commitments to getting this deal done. Observers may speculate that Jinchuan continued the process with Tiomin while it negotiated supply contracts elsewhere. We intend to proceed with our shareholders meeting to approve the transaction on October 29 regardless of this event". Tiomin is considering its alternatives for Kwale.

At June 30, Tiomin had Cdn$13.8 million in cash and subsequently concluded a deal that added an additional $2.5 million in marketable securities, at current valuations, plus $855,000 of debt owed to it. These figures effectively support the current share price while Tiomin seeks a company-making transaction. In addition, Tiomin owns 49% of the substantial Pukaqaqa copper gold deposit in Peru and 30% of Kivu Gold, which is focused on sub-Saharan Africa.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Robert Jackson, CEO
E-Mail: rjackson@tiomin.com
Phone: 416-350-3779, ext. 230

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of mineral sand products, copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

dlw 11/23